UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 19)*

iBio, Inc.

(Name of Issuer)

COMMON STOCK, $0.0010 PAR VALUE PER SHARE

(Title of Class of Securities)

451033203

(CUSIP Number)

William Sullivan, 10 Market Street, #773 Camana Bay Grand Cayman, KY1-9006 CAYMAN ISLANDS, 345-640-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451033203	13D/A	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EASTERN CAPITAL LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) W.C.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 33,114,597
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 33,114,597

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,114,597
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14.	TYPE OF REPORTING PERSON (see instructions) C.O.

* As of the filing date and as described in Items 5(a) and 5(b), Eastern Capital Limited beneficially owns 4,189,597 shares of Common Stock, which includes 28,925,000 shares of Common Stock that will be issued upon conversion of the Series B Preferred Stock held by Eastern Capital Limited. The percentage ownership is based on 119,795,674 shares of Common Stock outstanding as reported in the Issuer‘s Prospectus Supplement filed with the U.S. Securities Exchange Commission on July 29, 2020, plus the 28,925,000 shares of Common Stock that will be issued upon conversion of the Series B Preferred Stock.

CUSIP No. 451033203	13D/A	Page 3 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PORTFOLIO SERVICES LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) O.O.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 33,114,597
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 33,114,597

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,114,597
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14.	TYPE OF REPORTING PERSON (see instructions) C.O.

As of the filing date and as described in Items 5(a) and 5(b), Eastern Capital Limited beneficially owns 4,189,597 shares of Common Stock, which includes 28,925,000 shares of Common Stock that will be issued upon conversion of the Series B Preferred Stock held by Eastern Capital Limited. The percentage ownership is based on 119,795,674 shares of Common Stock outstanding as reported in the Issuer‘s Prospectus Supplement filed with the U.S. Securities Exchange Commission on July 29, 2020, plus the 28,925,000 shares of Common Stock that will be issued upon conversion of the Series B Preferred Stock.

CUSIP No. 451033203	13D/A	Page 4 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) O.O.
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 33,114,597
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 33,114,597

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 33,114,597
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

* As of the filing date and as described in Items 5(a) and 5(b), Eastern Capital Limited beneficially owns 4,189,597 shares of Common Stock, which includes 28,925,000 shares of Common Stock that will be issued upon conversion of the Series B Preferred Stock held by Eastern Capital Limited. The percentage ownership is based on 119,795,674 shares of Common Stock outstanding as reported in the Issuer‘s Prospectus Supplement filed with the U.S. Securities Exchange Commission on July 29, 2020, plus the 28,925,000 shares of Common Stock that will be issued upon conversion of the Series B Preferred Stock.

CUSIP No. 451033203	13D/A	Page 5 of 7

Explanatory Note: This Amendment No. 19 to Schedule 13D (this “Amendment No. 19”) relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of IBio, Inc., (the “Issuer”). This Amendment No. 19 amends the original Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) by the Reporting Persons as previously amended by Amendments No. 1 through 18 (the “Schedule 13D”). Except as otherwise specified in this Amendment No. 19, all previous Items are unchanged. Defined terms used herein but not otherwise defined have the meanings set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

On August 6, 2020, Eastern Capital Limited delivered to the Issuer a notice of conversion of the Series B Preferred Stock held by Eastern Capital Limited with effect on August 7, 2020. As a result, the Series B Preferred Stock will be converted into 28,925,000 shares of Common Stock based on the conversion price of $0.20.

On August 4, 5, and 6, 2020, Eastern Capital Limited sold an aggregate 4,268,137 of the shares of the Issuer’s Common Stock in open market transactions.

The Reporting Persons intend generally to dispose of additional shares of Common Stock, subject to various factors, including but not limited to market conditions and other factors that the Reporting Persons may deem relevant to their investment decisions. However, the Reporting Persons have no specific plans or proposals to dispose of any specific number of shares of Common Stock or at any specific prices and the Reporting Persons reserve the right to change their current intentions. Except as otherwise described above, the Reporting Persons have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraph (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Item 5(a) (b) and (c)

As of the date hereof, Eastern Capital Limited beneficially owns 33,114,597 shares of the Issuer’s Common Stock, representing 22.3% of the Issuer’s outstanding Common Stock. Eastern Capital Limited has shared voting and dispositive power of the shares it beneficially owns with its parent, Portfolio Services Ltd., and Kenneth B. Dart.

Portfolio Services Ltd., as the owner of all of the outstanding shares of Eastern Capital Limited, indirectly beneficially owns 33,114,597 shares of the Issuer’s Common stock, representing 22.3% of the Issuer’s outstanding Common Stock. Portfolio Services Ltd. has shared voting and dispositive power of the shares it beneficially owns.

As a result of Kenneth B. Dart’s ownership of all of the outstanding shares of Portfolio Services Ltd., he indirectly beneficially owns 33,114,597 shares of the Issuer’s Common Stock, representing 22.3% of the Issuer’s outstanding Common Stock. Kenneth B. Dart has shared voting and dispositive power of the shares he beneficially owns.

The percentage ownership is based on 119,795,674 shares of Common Stock outstanding, as reported in the Issuer‘s Prospectus Supplement, dated July 29, 2020, and filed with the U.S. Securities Exchange Commission on July 29, 2020, plus the 28,925,000 shares of Common Stock issuable upon conversion of the Series B Preferred Stock.

In the past 60 days, the following sales of shares of the Common Stock were effected in open market transactions by Eastern Capital Limited (the only Reporting Person to effect any such transactions) during the period August 4, 2020 through August 6, 2020:

CUSIP No. 451033203	13D/A	Page 6 of 7

Date	Number of Shares Sold	Weighted Average Selling Price
August 4, 2020	600,000	4.3944 [1]
August 5, 2020	900,000	4.4595 [2]
August 6, 2020	2,768,137	4.1799 [3]

(1)	The Price reported is a weighted average price. These shares of Common Stock were sold through a broker dealer in multiple transactions at prices ranging from $ 4.31 to $4.47. Full information regarding the number of shares sold at each separate price can be furnished to the SEC staff upon request.
(2)	The Price reported is a weighted average price. These shares of Common Stock were sold through a broker dealer in multiple transactions at prices ranging from $4.36 to $4.73. Full information regarding the number of shares sold at each separate price can be furnished to the SEC staff upon request.
(3)	The Price reported is a weighted average price. These shares of Common Stock were sold through a broker dealer in multiple transactions at prices ranging from $4.05 to $4.52. Full information regarding the number of shares sold at each separate price can be furnished to the SEC staff upon request

Item 5 (d) and (e) – Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 19 is incorporated by reference into this Item 6.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement

CUSIP No. 451033203	13D/A	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eastern Capital Limited
08/07/2020 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Portfolio Services Ltd.
08/07/2020 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart, Director Name/Title

Kenneth B. Dart
08/07/2020 Date

/s/ Kenneth B. Dart Signature

Kenneth B. Dart Name/Title